SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The initial expiration time of the Offer is at 11:59 p.m., New York City time, on August 31, 2016, unless the Offer is extended or earlier terminated as permitted by the Purchase Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by adding the following paragraph after the eleventh paragraph of such section:

“On August 23, 2016, the EGM was held at the offices of Allen & Overy LLP in Amsterdam, The Netherlands. The shareholders of the Company approved all resolutions brought before them at the EGM, with votes in favor of each such resolutions exceeding 96%, including the resolutions relating to, among other things, the approval of the Asset Sale, the subsequent Dissolution, the Liquidation Distribution, and the appointment of certain directors designated by Parent to the Boards to be effective as of the Acceptance Time. In light of the foregoing, the Minimum Condition is now 80% of the outstanding Shares immediately prior to the Effective Time.”

Item 8. Additional Information.

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by deleting the third paragraph under the heading “Committee on Foreign Investment in the United States” in its entirety and replacing it with the following:

“On August 4, 2016, the parties submitted a voluntary pre-filing draft notice to CFIUS pursuant to FINSA. Having implemented comments from CFIUS on that draft, on August 16, 2016 the parties officially filed a joint voluntary notice with CFIUS. CFIUS has 30 calendar days from the date after it accepts the joint voluntary notice to review the transaction under FINSA and to decide whether to initiate an investigation of the transaction under FINSA, which would be subject to a 45-day deadline for completion. The Department of the Treasury has informed the parties that its review of the transaction commenced on August 22, 2016 and has confirmed that its deadline for completion of the review is September 20, 2016. Purchaser’s obligation to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to satisfaction of, or waiver by Purchaser of, the conditions to the Offer, including the CFIUS Clearance Condition. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.”

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by deleting the second sentence under the first paragraph under the heading “Certain Shareholder Approvals Required in connection with the Subsequent Reorganization” in its entirety and replacing it with the following:

“On August 23, 2016, the EGM was held at the offices of Allen & Overy LLP in Amsterdam, The Netherlands. The shareholders of the Company approved all resolutions brought before them at the EGM, with votes in favor of each such resolutions exceeding 96%, including the resolutions relating to, among other things, the approval of the Asset Sale, the subsequent Dissolution, the Liquidation Distribution, and the appointment of certain directors designated by Parent to the Boards to be effective as of the Acceptance Time. In light of the foregoing, the Minimum Condition is now 80% of the outstanding Shares immediately prior to the Effective Time.”

Item 9. Exhibits.

The exhibits listed in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(L)	Press Release issued by AVG on August 23, 2016 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished on August 23, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
	Name:	Gary Kovacs
	Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
	Name:	Jeffrey Ross
	Title:	Chief Financial Officer

Dated: August 23, 2016